Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Six Months Ended June 30,
2017
Earnings:
Income before income taxes	$144,386
Add: Fixed Charges	21,007
Add: Amortization of capitalized interest	74
Less: Interest capitalized	2,337
Less: Earnings from joint venture, net	49
Total earnings	$163,081

Fixed charges:
Interest costs (1)	$19,628
Interest factor of operating lease expense (2)	1,379
Total fixed charges	$21,007

Ratio of earnings to fixed charges (3)	7.76

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.